U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Jelenic, Robert M.
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   (Last)                           (First)             (Middle)
Journal Register Company
State Street Squre
50 West State Street
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                                    (Street)

Trenton, New Jersey  08608
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

Journal Register Company
JRC
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

05/31/2001

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Chairman, President & Chief Executive Officer
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock, $.01 par value per share                                                            408,502(1)     D
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Common Stock, $.01 par value per share                                                                250        I      by spouse(2)
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                                                                                                                        For Laine A.
                                                                                                                        Jelenic
Common Stock, $.01 par value per share                                                                900        I      Custodian
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                                                                                                                        For Lee M.
                                                                                                                        Jelenic
Common Stock, $.01 par value per share                                                                900        I      Custodian
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Time-based options                                                             Common
(right to buy)      $14.00                                   (3)      05/20/07 Stock     322,917          322,917    D
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Time-based options                                                             Common
(right to buy)      $21.00                                   (3)      05/20/07 Stock     322,917          322,917    D
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Time-based options                                                             Common
(right to buy)      $22.50                                   (4)      05/01/08 Stock     320,000          320,000    D
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Time-based options                                                             Common
(right to buy)      $14.72                                   (5)      05/03/09 Stock     320,000          320,000    D
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Time-based options                                                             Common
(right to buy)      $14.62                                   (6)      05/01/10 Stock     320,000          320,000    D
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Time-based options                                                             Common
(right to buy)      $15.82500 05/01/01  A   V   245,000      (7)      05/01/11 Stock     245,000          245,000    D
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Explanation of Responses:

(1) Includes 406,102 shares awarded pursuant to the Company's Management Bonus Plan.
(2) These shares were purchased by Sally A. Jelenic, the reporting person's wife, and the reporting person disclaims beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein.
(3) Options to purchase shares of Common Stock vested and became exercisable as to 20% of such options on each of May 20, 1998, 1999, 2000 and 2001, and the remainder will vest and become exercisable on May 20, 2002.
(4) Options to purchase shares of Common Stock vested and became exercisable on May 1, 1999, 2000 and 2001 to the extent of 20% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options granted.
(5) Options to purchase shares of Common Stock vested and became exercisable on May 3, 2000 and 2001 to the extent of 20% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options granted.
6)  Options to purchase shares of Common Stock vested and became exercisable
     May 1, 2001 to the extent of 20% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options granted.
(7) Options to purchase shares of Common Stock will vest and become exercisable commencing May 1, 2002 to the extent of 20% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options granted.


/s/ Robert M. Jelenic                                         June 6, 2001
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      **Signature of Reporting Person                             Date
        Robert M. Jelenic

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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